Exhibit 4.14

First Addendum

Exclusive Licensing Agreement

This First Addendum to the Agreement (as defined below) is made and entered into between Licensor and Licensee as of the Effective Date of the Agreement.

RECITALS

WHEREAS, the Licensor and Licensee are parties to an Exclusive License Agreement made and entered into as of April 4, 2017 (the "Agreement").

WHEREAS, the Licensed Product was sold by Licensor in the Territory since August 2013 up to the RedHill Launch which occurred June 12, 2017 (the “Licensor Sales”).

WHEREAS, Licensee has been selling the License Product exclusively in the Territory pursuant to the terms and conditions of the Agreement since the RedHill Launch (the "Licensee Sales").

WHEREAS, the Licensor and Licensee both desire to enter into this First Addendum to the Agreement to establish the responsibilities of each party as they relate to customer returns of the Licensed Product ("Returns") which may occur during and after the Term of the Agreement.

NOW, THEREFORE, in consideration of the mutual promises and conditions contained in this First Addendum and in the Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by, the parties agree as follows:

1.0       Definitions. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Agreement.

2.0       Returns. The parties hereby agree that the responsibilities, conditions and process for returns as outlined in Attachment A to this First Addendum are hereby agreed to and incorporated into this First Addendum and the Agreement in their entirety.

3.0       Survival. The terms and conditions of this First Addendum shall survive the Expiration Date and the Termination Date.

IN WITNESS WHEREOF, the parties hereto have caused this First Addendum to the Agreement to be executed as of the Effective Date.

LICENSOR

Entera Health, Inc.
By:	/s/ Aage Lauridsen	LICENSEE
Date:	July 25, 2018
Title:	CEO	RedHill Biopharma, Inc.
		By:	/s/ Dror Ben-Asher	/s/ Micha Ben Chorin
		Date:	July 18, 2018	July 18, 2018
		Title:	CEO	CFO

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First Addendum

Exclusive License Agreement

Attachment A

Returns

The actual processing of all Returns will be the responsibility of Licensee through the earlier of the Expiration Date or Termination Date. Thereafter processing of such returns shall be the responsibility of the Licensor or its designated future licensee. Either party may use a logistics vendor to fulfill its processing responsibilities.

The cost of any credit issued to the customer relating to a Return shall be the responsibility of the Licensor for any Licensor sales and the Licensee for any Licensee sales.

The cost that Licensor will reimburse to Licensee for Returns of Licensor sales processed by Licensee will be limited to the sales price of the Licensed Product at the time of the Licensor sale (i.e., Licensor WAC) less 10%.  The cost that Licensee will reimburse to Licensor for Returns of Licensee sales processed by Licensor will be limited to the sales price of the Licensed Product at the time of the Licensee sale (i.e., Licensee WAC) less 10%. For the avoidance of doubt, the cost of any credit issued to a customer relating to a Return which is the responsibility of the Licensee shall be deducted from Net Sales.

Any Licensor Sales Returned to Licensee will be destroyed in the manner required by the SOP of Licensor or shipped to Licensor for disposal, at Licensor's option.  Licensor will be responsible for the cost of disposal and shipping.  Any Licensee Sales Returned to Licensor will be destroyed in the manner required by the SOP of Licensee or shipped to Licensee for disposal, at Licensee's option. Licensee will be responsible for the cost of disposal and shipping.

Below is a listing of lots produced and their designation as Licensor Sales or Licensee Sales. Lots 6JO2PT, 6JO2PTA, and 6JO3PT contain both Licensor Sales and Licensee Sales and shall be designated as a "Shared Lot". All Licensor sales from the Shared Lots were made to Foundation Care. Licensee sales from Shared Lots were made to Foundation Care and additional customers. For simplicity, any returns of units from the Shared Lots from Foundation Care will be the responsibility of Licensor; returns of units from the Shared Lots from all other customers will be the responsibility of the Licensee.

Reimbursable costs of Returns will be invoiced monthly by the processing party. Payment terms shall be net thirty (30) calendar days from the date of invoice. Any undisputed past due payments over 15 days beyond due date shall bear interest at a per annum rate equal to (a) the Prime Rate plus two percent (2.0%) per annum, or the maximum interest rate permissible under law, whichever is less. All payments to be made in USD.

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Entera Health Lots				RedHill Lots
“Licensor Sales”				"Licensee Sales"
6J03PTA
6J04PT
3D01PT	3L02PT	5H02PTA	6B05PTA
3D01PTA	3L02PTA	5H03PT	6B06PT	And, all future Licensed Product sales up to and including the earlier of Expiration Date or Termination Date
3D01PTB	4M02PTA	5H03PTA	6B06PTA
3D01PTC	4M02PTB	5H04PT	6B07PT
3E02PT	4M03PT	5H04PTA	6B07PTA
3E02PTA	4M03PTA	5K03PT	6B08PT
3E03PT	4P01PT	5K03PTA	6B08PT
3E03PTA	4P01PTA	5K04PT	6H03PT
3E04PT	4P02PTA	5K04PTA	6H03PT
3G04PT	4P02PTB	5K05PT	6H04PT
3G04PTA	5H01PT	5K05PTA	6H04PTA
3L01PT	5H01PTA	5K06PT	6J01PT
3L01PTA	5H02PT	5K06PTA	6J01PTA
3L01PTB		6B05PT

And all future Licensed Product sales after the earlier of the Expiration Date or the Termination Date